UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

RFG Acquisition II, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

Granite Investor Group, Inc.
One Liberty Plaza, 35th Floor
New York, NY 10006
Attn: Jared Stamell
212-566-4047
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 16, 2011
(Date of Event which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

If the information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section  of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.:  None

1)   NAME OF REPORTING PERSON

     Granite Investor Group Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   ☐
(b)   ☐

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

                             WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐

6)   CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware

	7) SOLE VOTING POWER	Controlling Shares(1)
NUMBER
OF SHARES
BENEFICIALLY	8) SHARED VOTING POWER	Controlling Shares(1)
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER	Controlling Shares(1)
PERSON
WITH
	10) SHARED DISPOSITIVE POWER	Controlling Shares(1)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Controlling Shares(1)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       ☐

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       100%

14)  TYPE OF REPORTING PERSON         CO
_____________________________________________________________________________________
(1)	On May 16, 2011, the Issuer entered into an agreement (the “Option Agreement”) with Granite Investment Group, Inc., (“Granite”) pursuant to which Granite acquired the right to purchase, at any time through the date that is 150 days from the date of the Option Agreement, such number of shares of the Issuer’s Common Stock as shall be required to obtain control of the Issuer (the “Controlling Shares”).

1)   NAME OF REPORTING PERSON

       Jared Stamell

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   ☐
(b)   ☐

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

                             AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐

6)   CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America

	7) SOLE VOTING POWER	Controlling Shares(1)
NUMBER
OF SHARES
BENEFICIALLY	8) SHARED VOTING POWER	Controlling Shares(1)
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER	Controlling Shares(1)
PERSON
WITH
	10) SHARED DISPOSITIVE POWER	Controlling Shares(1)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             Controlling Shares(1)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       24%

14)  TYPE OF REPORTING PERSON           IN
_____________________________________________________________________________________
(1)
Represents 24% of the Controlling Shares beneficially owned by Jared Stamell.  Mr. Stamell owns 24% of the issued and outstanding shares of common stock of Granite and therefore may be deemed to have voting and investment control over 24% of any securities of the Issuer owned by Granite.

1)   NAME OF REPORTING PERSON

       Barry F. Cohen

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   ☐
(b)   ☐

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

                             AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐

6)   CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America

	7) SOLE VOTING POWER	Controlling Shares(1)
NUMBER
OF SHARES
BENEFICIALLY	8) SHARED VOTING POWER	Controlling Shares(1)
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER	Controlling Shares(1)
PERSON
WITH
	10) SHARED DISPOSITIVE POWER	Controlling Shares(1)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Controlling Shares(1)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       66%

14)  TYPE OF REPORTING PERSON           IN
____________________________________________________________________________________
(1)	Represents 66% of the Controlling Shares beneficially owned by Barry Cohen. Mr. Cohen owns 66% of the issued and outstanding shares of common stock of Granite and therefore may be deemed to have voting and investment control over 66% of any securities of the Issuer owned by Granite.

1)   NAME OF REPORTING PERSON

       Nikhil L. Shah

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)   ☐
(b)   ☐

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

                             AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   ☐
6)   CITIZENSHIP OR PLACE OF ORGANIZATION   United States of America

	7) SOLE VOTING POWER	Controlling Shares(1)
NUMBER
OF SHARES
BENEFICIALLY	8) SHARED VOTING POWER	Controlling Shares(1)
OWNED BY
EACH
REPORTING	9) SOLE DISPOSITIVE POWER	Controlling Shares(1)
PERSON
WITH
	10) SHARED DISPOSITIVE POWER	Controlling Shares(1)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            Controlling Shares(1)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       10%

14)  TYPE OF REPORTING PERSON           IN
_____________________________________________________________________________________
(1)	Represents 10% of the Controlling Shares beneficially owned by Nikhil Shah. Mr. Shah owns 10% of the issued and outstanding shares of common stock of Granite and therefore may be deemed to have voting and investment control over 10% of any securities of the Issuer owned by Granite.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of RFG Acquisition II, Inc., with an address at c/o RainMaker Financial Group, Inc., PO Box 586, Orland Park, IL 60462 (the "Issuer").

Item 2.  Identity and Background.

(a)
The names of the reporting persons are Granite Investor Group Inc., a Delaware corporation (“Granite”), Barry F. Cohen, Jared Stamell and Nikhil Stahl, each, collectively with Granite, the “Reporting Person”.

(b)	The business address of the Reporting Person is One Liberty Plaza, 35th Floor, New York, NY 10006.

(c)	Granite is in the business of investing in, organizing and owning businesses that provide medical products and services.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a   judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Barry Cohen, Jared Stamell and Nikhil Stahl are each citizens of the U.S.A. Granite is incorporated in the state of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

On May 16, 2011, the Issuer entered into an agreement (the “Option Agreement”) with Granite pursuant to which Granite acquired the right to purchase, at any time through the date that is 150 days from the date of the Option Agreement (the “Option Period”), such number of shares of the Issuer’s Common Stock as shall be required to obtain control of the Issuer (the “Controlling Shares”) at an aggregate purchase price of $25,000 (the “Purchase Price”), assuming that the Purchase Price will be utilized to immediately thereupon repurchase all other currently issued and outstanding shares of the Company’s Common Stock for an aggregate purchase price of $25,000.  The closing (the “Closing”) of the sale of the Controlling Shares, if such sale shall occur, may occur at any time during the Option Period upon at least twenty (20) days’ prior written notice from Granite. If Granite has not purchased the Controlling Shares prior to the expiration of the Option Period, and the Option Agreement is not extended by the mutual agreement of the Issuer and Granite, the Option Agreement and Granite’s right to purchase the Controlling Shares will terminate on October 13, 2011.

Granite has delivered a $5,000 non-refundable deposit to the Issuer, which amount will be applied to the Purchase Price at the Closing and is subject to the terms and conditions described in the Option Agreement.

Item 4.  Purpose of Transaction.

The purpose of the transaction was for Granite to acquire the right to acquire a controlling interest in the Issuer for an aggregate purchase price equal to $25,000.

Item 5.  Interest in Securities of the Issuer.

    (a)  As of the date of this filing, the Reporting Persons do not own any shares of Common Stock of the Issuer of record, however, the Reporting Persons have a right to acquire the Controlling Shares.

    (b)  As of the date of this filing, the Reporting Persons do not have the sole right to vote and dispose, or direct the deposition of any of the Issuer’s Common Stock.

    (c)  At its option, Granite has the right to acquire the Controlling Shares through the Option Period.

    (d)  Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Controlling Shares.

    (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Option Agreement, Granite has the right to acquire a controlling interest in the Issuer for an aggregate purchase price equal to $25,000. The summary of the terms of the Option Agreement described in Item 3 herein is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

    99.1    Joint Filing Agreement
    99.2    Option Agreement, dated May 16, 2011

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2011

Granite Investor Group, Inc.

By:	/s/ Jared Stamell
Jared Stamell
Secretary and Treasurer

/s/ Jared Stamell
Jared Stamell

/s/ Barry F. Cohen
Barry F. Cohen

/s/ Nikhil L. Shah
Nikhil L. Shah

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of RFG Acquisition II, Inc., and further agree that this Joint Filing Statement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information in inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 27, 2011.

May 27, 2011

Granite Investor Group, Inc.

By:	/s/ Jared Stamell
Jared Stamell
Secretary and Treasurer

/s/ Jared Stamell
Jared Stamell

/s/ Barry F. Cohen
Barry F. Cohen

/s/ Nikhil L. Shah
Nikhil L. Shah